Exhibit (d)(2)

CONFIDENTIAL

August 3, 2018

Staples, Inc.

500 Staples Drive

Framingham, MA 01702

Ladies and Gentlemen:

Essendant Inc. (“Essendant”) and Staples, Inc. (“Staples”) desire to exchange information in connection with the exploration of a possible business transaction (the “Transaction”) between the two companies. In order to allow Essendant and Staples to evaluate the Transaction, Essendant may provide Staples with certain information, including information which is non-public, confidential and proprietary in nature.

All information furnished on or after the date of this letter agreement by or on behalf of Essendant or its Representatives (as defined below) to Staples or its Representatives, whether oral or written, and regardless of the manner in which it is furnished, and all analyses, compilations or other materials prepared by Staples or its Representatives which contain or are based, in whole or in part, on such information, is referred to in this letter agreement as “Proprietary Information.” The term “Proprietary Information” does not include, however, information which (a) is or becomes generally available to the public other than as a result of a disclosure by Staples or its Representatives in violation of this letter agreement, (b) is already in the possession of Staples, provided that such information is not known by Staples to be subject to a confidentiality agreement or other obligation of confidentiality to Essendant or its Representatives, (c) becomes available to Staples on a nonconfidential basis from a person other than Essendant or its Representatives who is not known by Staples to be bound by a confidentiality obligation to Essendant or any of its Representatives or (d) is independently developed by Staples without reference to Proprietary Information, provided that such independent development can reasonably be demonstrated by Staples. As used in this letter agreement, the term “Representatives” means, as to either party, such party’s affiliates and subsidiaries and its and their respective directors, officers, employees, agents, advisors (including, without limitation, financial advisors, counsel and accountants), partners and, with the prior written consent of the Company, financing sources. For the avoidance of doubt, (i) notwithstanding anything to the contrary contained herein, no person shall be deemed to be Staples’ affiliate hereunder unless such person actually received Proprietary Information, directly or indirectly, from, or on behalf of, Staples and (ii) none of Staples’ affiliates will be deemed to be Staples’ Representative hereunder solely due to the fact that one of Staples’ employees who has received or had access to the Proprietary Information serves as an officer or member of the board of directors (or similar governing body) of such affiliate; provided that (i) such employee does not provide any Proprietary Information to such affiliate or the other directors, officers or employees of such affiliate (other than to similarly situated dual role individuals) and (ii) such affiliate does not act at the direction of Staples or any of its Representatives with respect to any matters contemplated hereby. As used in this letter agreement, the term “person” shall include, without limitation, any corporation, company, partnership, other entity, group or individual.

Subject to the immediately succeeding paragraph, Staples will, and will cause its Representatives to, (a) except as required by applicable law or legal process, keep all Proprietary Information confidential and not disclose or reveal any Proprietary Information, in whole or in part, to any person other than its Representatives who need to know such Proprietary Information for the purpose of evaluating the Transaction (it being understood that such Representatives shall be advised of the confidential nature of such information and the restrictions imposed by this letter agreement) and will cause those persons to observe the terms of this letter agreement applicable to Representatives and (b) not use Proprietary Information for any purpose other than in connection with its evaluation of a possible Transaction. Staples will be responsible for any breach of the terms of this letter agreement by it or its Representatives.

In the event that Staples or any of its Representatives is required by applicable law or legal process to disclose any Proprietary Information, Staples will provide Essendant with prompt notice of such requirement in order to enable it to seek, and will assist Essendant in seeking, an appropriate protective order or other remedy, or to take steps to resist or narrow the scope of the required disclosure. If a protective order or other remedy is not obtained and disclosure of Proprietary Information is required, the person required to disclose such information may so disclose only that portion of the Proprietary Information which such person is advised by counsel is legally required. In any such event Staples will use its reasonable best efforts to ensure that all Proprietary Information that is so disclosed will be accorded confidential treatment, if available.

If Staples determines that it does not wish to proceed with the Transaction, it will promptly advise Essendant of that decision. In that case, or in the event that Essendant, in its sole discretion, so requests in writing, Staples will promptly return all Proprietary Information, including all copies, reproductions, summaries, analyses, compilations, reports or extracts thereof, and all other materials based on or containing such Proprietary Information in its possession or in the possession of any of its Representatives; provided that Staples and its Representatives may, in lieu of delivering analyses or other materials prepared by them based on or containing such Proprietary Information, destroy such materials and promptly certify such destruction; provided further that in no event shall Staples or any of Staples’ Representatives be required to return or destroy any Proprietary Information that is automatically created or saved as a result of ordinary course preexisting computer or other archival backup procedures so long as neither Staples nor any of Staples’ Representatives use (except to the extent contemplated in the immediately preceding paragraph) any such archived Proprietary Information for any purpose after the date on which Staples advises Essendant that it does not wish to proceed with the Transaction or the date on which Essendant requests the return of all Proprietary Information. Whether written or oral, returned or destroyed, all Proprietary Information shall continue to be held confidential pursuant to the terms of this letter agreement.

Staples acknowledges that neither Essendant nor any of its Representatives makes any express or implied representation or warranty as to the accuracy or completeness of any Proprietary Information. Staples also agrees that it is not entitled to rely on the accuracy or completeness of any Proprietary Information and that it shall be entitled to rely solely on such representations and warranties regarding Proprietary Information as may be made to it in a definitive agreement relating to the Transaction, if any, subject to the terms and conditions of such agreement. Nothing contained in this letter agreement nor the conveying of Proprietary Information hereunder shall be construed as granting or conferring any rights by license or otherwise in any intellectual property.

Staples agrees that, for a period of two years from the date of this letter agreement, it shall not, without the prior written consent of Essendant, and shall cause each of its Representatives acting on its behalf not to, without the prior written consent of Essendant, directly or indirectly solicit for employment or hire any of the President and CEO; Senior Vice President and CFO; Senior Vice President, Merchandising, Inventory & Pricing; President, Business and Facility Essentials; Senior Vice President, Chief Human Resources Officer; Senior Vice President, Distribution Operations and Logistics; Group President, Industrial; Senior Vice President, General Counsel and Secretary; Senior Vice President, Strategy and Corporate Development; or Vice President, Controller and Chief Accounting Officer now employed by Essendant or any of its subsidiaries with whom Staples or any of its Representatives has contact or who is identified to Staples or any of its Representatives as a result of the discussions contemplated by this letter agreement; provided, however, that the foregoing shall not prohibit (i) general solicitations for employment not specifically targeted at Essendant’s or any of its subsidiaries’ employees or any hiring resulting therefrom, (ii) any solicitation and/or hiring of any person who at the time of such solicitation has not been an employee of Essendant or any of its subsidiaries for a period of six months or more, or (iii) the employment of, or employment discussions with, any person who responds to a solicitation described in clause (i) above.

Notwithstanding anything to the contrary contained in this letter agreement, Essendant may take any actions required to comply with its obligations under the Agreement and Plan of Merger, dated as of April 12, 2018, by and among Essendant, Genuine Parts Company, Elephant Merger Sub Corp. and Rhino SpinCo, Inc.

Notwithstanding the foregoing, Essendant shall not, and shall direct Essendant’s Representatives not to, disclose any Proprietary Information that constitutes material, non-public information to Staples such that purchases or sales of securities of Essendant by Staples while in possession of such information would be unlawful under applicable United States federal securities laws by reason of Staples’ possession of such information without first notifying Staples in writing of its intent to do and obtaining Staples’ written consent permitting such disclosure.

No contract or agreement with respect to any potential business transaction contemplated by this letter agreement will be deemed to exist between the parties unless and until a definitive agreement with respect thereto has been executed and delivered and, except for the obligations expressly set forth herein, neither party will have any legal obligation of any kind with respect to such a potential transaction or arrangement by virtue of this letter agreement or otherwise. Subject to the immediately preceding paragraph, Essendant reserves the right, in its sole and absolute discretion, to provide or not provide Proprietary Information to Staples and its Representatives under this letter agreement, to reject any and all proposals made by Staples or any of its Representatives with respect to any potential transaction contemplated hereby and to terminate discussions and negotiations with Staples and its Representatives at any time or for any reason with respect to the potential transactions or arrangements.

Each party agrees that the other party would be irreparably injured by a breach of this letter agreement by such party or its Representatives, that monetary remedies would be inadequate to protect the other party against any actual or threatened breach of this letter agreement by such party or by its Representatives, and, without prejudice to any other rights and remedies otherwise available to the other party, such party agrees to the granting of equitable relief, including injunctive relief and specific performance, in the other party’s favor without proof of actual damages. It is further understood and agreed that no failure or delay by either party in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder.

If any provision of this letter agreement shall be adjudged by any court of competent jurisdiction to be invalid or unenforceable, such judgment shall not affect the remainder of this letter agreement.

This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of law thereof. The parties agree to submit to the exclusive jurisdiction and venue for any dispute arising out of this letter agreement of the courts of the State of Delaware and of the federal courts of the United States located in the State of Delaware, and any appellate court thereof, and to waive, to the fullest extent permitted by law, any objection that any such dispute has been brought in an inconvenient forum.

No modification of this letter agreement or waiver of the terms and conditions hereof shall be binding upon a party unless approved in writing by such party.

This letter agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this letter agreement. This letter agreement shall inure to the benefit of, and be binding upon, the parties and their respective successors and assigns; provided, however, that this letter agreement may not be assigned by any party hereto without the prior written consent of the other party hereto, and any attempted assignment without such prior consent shall be void.

Except as otherwise expressly provided herein, the parties’ obligations under this letter agreement shall terminate two years from the date hereof, provided that (i) this paragraph and the prior seven paragraphs shall survive such termination and (ii) no such termination shall relieve either party from liability in respect of breaches by such party prior to such termination.

This letter agreement may be executed in counterparts, each of which shall be deemed to be an original, but both of which shall constitute the same agreement. Signatures transmitted electronically shall be accepted as originals for all purposes of this letter agreement.

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this letter agreement, whereupon this letter agreement will constitute our agreement with respect to the subject matter hereof.

Very truly yours,

ESSENDANT INC.

By:	/s/ Elizabeth Meloy
Name: Elizabeth Meloy
Title: Senior Vice President, Strategy and Corporate Development

Confirmed and agreed to as of the date first written above:

STAPLES, INC.

By:	/s/ Stefan Kaluzny
Name: Stefan Kaluzny
Title: Director